UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934


                BONNEVILLE PACIFIC CORPORATION

                    (Name of Issuer)

               Common Stock, par value $0.01

            (Title of Class of Securities)

                   CUSIP No. 098904105
                     (CUSIP Number)

                    C. Derek Anderson
                Plantagenet Capital Fund, L.P.
                  220 Sansome Street
                     Suite 460
             San Francisco, California 94104
                     (415) 433-6536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      October 3, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Plantagenet Capital Fund, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     198,800

9    Sole Dispositive Power

     -0-
10   Shared Dispositive Power

     198,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     198,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.7%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Plantagenet Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     198,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     198,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     198,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.7%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Plantagenet Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     198,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     198,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     198,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.7%

14   Type of Reporting Person*

     OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Anderson Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     111,000

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     111,000

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     111,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.0%

14   Type of Reporting Person*

     IA, CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     John Zappettini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States of America

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     198,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     198,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     198,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.7%

14   Type of Reporting Person*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Patricia Love Anderson

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00,PF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States of America

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     1,500

8    Shared Voting Power

     111,000

9    Sole Dispositive Power

     1,500

10   Shared Dispositive Power

     111,000

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     112,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.0%

14   Type of Reporting Person*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 098904105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     C. Derek Anderson

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     OO, AF, PF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States of America

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     275,000

8    Shared Voting Power

     309,800

9    Sole Dispositive Power

     275,000

10   Shared Dispositive Power

     309,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     584,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    5.0%

14   Type of Reporting Person*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, par value
$0.01 per share, (the "Shares") of Bonneville Pacific Corporation
(the "Company"). The Company's principal offices are located at 50 West 300 South, Suite 300, Salt Lake City, Utah 84101.

Item 2.  Identity and Background.

     (a) This statement is filed by (i) Plantagenet Capital Fund, L.P., a Cayman Islands limited partnership
("Plantagenet"), with respect to the Shares held by it; (ii) Plantagenet Capital Partners, L.P., a Cayman Islands limited partnership ("PCP"), with respect to the Shares held by Plantagenet as listed in (i) above; (iii) Plantagenet
Capital Management, L.L.C., a Delaware limited liability company ("PCMLLC"), with respect to the Shares held by Plantagenet as listed in (i) above; (iv) Anderson Capital Management, Inc., a California corporation ("ACM"), with respect to the Shares held by certain accounts managed by ACM; (v) John Zappettini ("Zappettini") with respect to the Shares held by Plantagenet as listed in (i) above; (vi) Patricia Love Anderson ("P. Anderson")with respect to the Shares held by the accounts managed by ACM as listed in (iv) above and the Shares held directly by P. Anderson and (vii) C. Derek Anderson("Anderson") with respect to Shares held by Anderson directly, the Shares held by Plantagenet as listed in (i) above and the Shares held by the accounts managed by ACM as listed in (iv) above. (Plantagenet, PCP, PCMLLC, ACM, Zappettini, P. Anderson and Anderson shall collectively be referred to hereafter as the "Reporting Persons.")

     The Shares reported hereby for Plantagenet are owned directly by it. Both PCP, as the general partner of Plantagent, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet. Zappettini, as Managing Director of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the PAGE

Shares held directly by her. Anderson, as President and managing member of
PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 275,000 Shares held directly by him.

     (b) The business address of each of the Reporting Persons is 220 Sansome Street, Suite 400, San Francisco, California
94104.

     (c) The principal occupation and business of each of the Reporting Persons is as follows:

      Plantagenet: Private investment fund engaged in the
           purchase and sale of investments for its own account.
      PCP: General Partner of Plantagenet
      PCMLLC: General Partner of PCP
      ACM: Investment Advisor to certain accounts managed by
           ACM
      Zappettini: Managing Director of PCMLLC
      P. Anderson: President, CEO and Director of ACM
      Anderson: President and managing member of PCMLLC;
           Chairman of the Investment Committee and Director of ACM.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, have during the last five years, been party to a civil proceeding of judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respectto such laws.

     (f) Zappettini, P. Anderson and Anderson are each citizens of the United Stated of America.

PAGE

      Further information regarding the third
director of ACM, Tracy Herrick, is set forth on Appendix A hereto.

Item 3.  Source and Amount of Funds and Other
       Consideration.

     The net investment cost (including commission) is $397,199.05 for the 198,800 Shares held by Plantagenet, $122,379.50 for the 111,000 Shares held by the accounts managed by ACM, $3,762.50 for the 1,500 shares held by P. Anderson directly and $244,750 for the 275,000 Shares held by Anderson directly.

     The consideration for such acquisitions was obtained as follows: (i) with respect to the Shares purchased by Plantagenet, from the working capital contributed by the limited partners of the partnership;
(ii) with respect to the Shares purchased by the accounts managed by ACM, from the working capital of such accounts; (iii) with respect to the Shares purchased by P.
Anderson, from personal funds and (iv) with respect to the Shares purchased by Anderson, from personal funds.

Item 4.  Purpose of the Transaction.

     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Plantagenet, the accounts managed by ACM and Anderson were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     Also, consistent with the investment purpose, the Reporting
Persons may engage in communications with one or more shareholders of the Company, one or more officers of the

PAGE

Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

    Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j),inclusive, of the instructions to
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and or/or formulate plans or proposals with respect thereto.

 Item 5.  Interest in Securities of the Issuer.

     A.     Plantagenet Capital Fund, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
Plantagenet is incorporated herein by reference.   The
percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 11,600,000 Shares outstanding reported by the Company in its Form 10Q for the period ended
June 30, 1997.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.


            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Director of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)     Not applicable.

          B.     Plantagenet Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)     Not applicable.


            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP.
Zappettini is Managing Director of PCMLLC and Anderson is President and managing member of PCMLLC.

PAGE

               (e)  Not applicable.

          C.     Plantagenet Capital Management, L.L.C.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)     Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP.
Zappettini is Managing Director of PCMLLC and Anderson is President and managing member of PCMLLC.

               (e)  Not applicable.

          D.     Anderson Capital Partners, Inc.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

            (c) There have been no transactions in the Shares in the prior 60 days.


            (d)     Both P. Anderson, as President, CEO and
Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)     Not applicable.

          E.     John Zappettini

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)     Not applicable.


            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Director of PCMLLC and
Anderson is President and managing member of PCMLLC.

               (e)  Not applicable.

          F.     Patricia Love Anderson

PAGE

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
P. Anderson is incorporated herein by reference.

            (c)     P. Anderson has not consummated any
transactions in the Shares in the prior 60 days.

            (d)     Both P. Anderson, as President, CEO and
Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.


            (e)     Not Applicable.

          G.     C. Derek Anderson

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
C. Derek Anderson is incorporated herein by reference.

            (c)     Anderson has not consummated any
transaction in the Shares in the prior 60 days.


            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Director of PCMLLC and Anderson is President and managing member of PCMLLC. Both P.
Anderson, as President, CEO and Director of ACM, and
Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of the Shares held by the accounts managed by ACM.

               (e)  Not applicable.

     The Shares reported hereby for Plantagenet are owned directly by it. Both PCP, as the general partner of Plantagent, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet. Zappettini, as Managing Director of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the

PAGE

Shares held by Plantagenet and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 275,000 Shares held directly by him.

Item 6. Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 1997

PLANTAGENET CAPITAL FUND, L.P.

By: PLANTAGENET CAPITAL PARTNERS, L.P.
      its General Partner

By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C.
      its General Partner

By: /s/ C. Derek Anderson
       Name: C. Derek Anderson
       Title: Manager

PLANTAGENET CAPITAL PARTNERS, L.P.

     By: PLANTAGENET CAPITAL MANAGEMENT,  L.L.C.
           its General Partner

By: /s/ C. Derek Anderson
         Name: C. Derek Anderson
         Title: Manager

PLANTAGENET CAPITAL MANAGEMENT, L.L.C.

By: /s/ C. Derek Anderson
         Name: C. Derek Anderson
         Title: Manager


ANDERSON CAPITAL MANAGEMENT, L.L.C.


By: /s/ Patricia Love Anderson
        Name: Patricia Love Anderson
        Title: President


[Signatures continued on next page]
PAGE

[Signatures continued from prior page]


                       /s/ Patricia Love Anderson
                       P. Love Anderson



                       /s/ John Zappettini
                       John Zappettini


                       /s/ C. Derek Anderson
                       C. Derek Anderson
PAGE

                             Appendix A to the Schedule 13D


     The following information is set forth with respect to Tracy
Herrick, Director of ACM:

Item 2.
       (a) Tracy Herrick ("Herrick")

       (b) Herrick's business address is 1150 University Avenue,
Palo Alto, CA 94301.

       (c) Herrick is a self-employed management consultant.

       (d)(e) The statements contained in Items 2(d) and (e) of the Schedule 13D are incorporated herein with respect to Herrick.

       (f) Herrick is a citizen of the United States of America.

Item 3.
       As Herrick owns no Shares directly, there is no information to report regarding the source and amount of funds for purchases. Information regarding the source and amount of funds for purchases reported by ACM is contained in Item 3 of the
Schedule 13D.

Item 4.
       The statements contained in Item 4 of the Schedule 13D are incorporated herein with respect to Herrick.

Item 5.
       (a)Herrick owns no Shares and disclaims any beneficial ownership of the 111,000 Shares reported herein by ACM that could be attributed to him through his position as Director of ACM, or otherwise.

       (b) See (a) above. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

       (c)Neither Herrick nor ACM have undertaken any transactions in the Shares in the prior 60 days.

       (d)See (a) above.

       (e)See (a) above.

Item 6.
       The statements contained in Item 6 of the Schedule 13D are incorporated herein with respect to Herrick.

PAGE

                        SCHEDULE A

SHARES PURCHASED OF PLANTAGENET


             NO. OF SHARES      PRICE
TRADE DATE     PURCHASED     PER SHARE
                             (Including
                              commission)

9/11/97            117,000            $1.78
9/15/97            13,000             $2.05
9/17/97            8,500              $2.50
9/18/97            5,00               $2.44
9/19/97            35,00              $2.45
9/23/97            1,000              $2.44
9/26/97            14,300             $2.31
10/3/97            5,000              $1.50





PAGE
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                                              EXHIBIT  1

                                       to SCHEDULE 13D

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 13, 1997

                       PLANTAGENET CAPITAL FUND, L.P.

                       By: PLANTAGENET CAPITAL PARTNERS, L.P.
                           its General Partner

                       By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C.
                           its General Partner

                       By: /s/ C. Derek Anderson
                           Name: C. Derek Anderson
                           Title: Manager

                       PLANTAGENET CAPITAL PARTNERS, L.P.

                       By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C.
                           its General Partner

                       By: /s/ C. Derek Anderson
                           Name: C. Derek Anderson
                           Title: Manager

[Signatures continued on next page]

PAGE
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[Signatures continued from prior page]

                       PLANTAGENET CAPITAL MANAGEMENT, L.L.C.


                       By: /s/ C. Derek Anderson
                           Name: C. Derek Anderson
                           Title: Manager


                       ANDERSON CAPITAL MANAGEMENT, L.L.C.


                       By: /s/ Patricia Love Anderson
                           Name: Patricia Love Anderson
                           Title: President


                       /s/ Patricia Love Anderson
                       P. Love Anderson



                       /s/ John Zappettini
                       John Zappettini


                       /s/ C. Derek Anderson
                       C. Derek Anderson

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